SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Enterprise Financial Services Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

293712 10 5
(CUSIP Number) Charles E. H. Luedde, Esq Greensfelder, Hemker & Gale, P.C. 10 South Broadway, St. Louis, Missouri 63102 314-241-9090
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2009
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 293712 10 5	13D	Page 2 of 5 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)
Kevin C. Eichner
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)
☐
		(b)	☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
United States
Number of	7	Sole Voting Power
Shares		289,217
Beneficially	8	Shared Voting Power
Owned by		0
Each	9	Sole Dispositive Power
Reporting		289,217
	10	Shared Dispositive Power
Person With
		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
289,217
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)
2.3%
14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 293712 10 5	13D	Page 3 of 5 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)
	Meramec Enterprise Holdings, LLC	Fed.Tax ID # 55-0797723
2	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)
☐
			(b)	☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

6	Citizenship or Place of Organization
Missouri
Number of	7	Sole Voting Power
Shares		0
Beneficially	8	Shared Voting Power
Owned by		0
Each	9	Sole Dispositive Power
Reporting		0
	10	Shared Dispositive Power
Person With
		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)
0.0%
14	Type of Reporting Person (See Instructions)
OO

CUSIP No. 293712 10 5	13D	Page 4 of 5 Pages

AMENDMENT NO. 1 to SCHEDULE 13D

     This Amendment reflects the liquidation and dissolution of Meramec Enterprise Holdings LLC effective on February 6, 2009, and the distribution of its assets (consisting primarily of shares of the common stock of Enterprise Financial Services Corp – hereafter “EFSC”) to its Members in kind in accordance with its Operating Agreement as amended.

     An aggregate of 208,030 shares of EFSC were distributed to Kevin C. Eichner, the Managing Member of Meramec Enterprise Holdings LLC. Mr. Eichner is a director of EFSC and is the former President and Chief Executive Officer of EFSC.

     Immediately following the distribution and receipt of the EFSC shares from Meramec Enterprise Holdings LLC, Mr. Eichner sold an aggregate of 165,385 shares of EFSC common stock in a private transaction.

     As a result of the reduction in the total number of shares of EFSC beneficially owned by Mr. Eichner following the liquidation and distribution of Meramec Enterprise Holdings’ assets, the sale of shares as reported above and also owing to an increase in the number of shares of EFSC Common Stock outstanding, Mr. Eichner is no longer the direct or indirect holder of 5% or more of the outstanding Common Stock of EFSC and his obligations to file further amendments or reports under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to EFSC is terminated unless at some future date his holdings again exceed the reporting threshold under Section 13(d) individually or as a member of a group.

     ITEM 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, Mr. Eichner reports beneficial ownership of 289,217 shares of common stock of EFSC as determined under Rule 13d-3 as follows:

			Percentage of
	Relationship to	Number	Outstanding
Shares Held in Name of	Reporting Person	of Shares	Securities
Kevin C. Eichner (*)	Reporting Person	289,217	2.3%

(*) Includes shares held individually or in a revocable trust.

     The percentage figures used in this Amendment are based on the 12,726,975 shares of common stock of EFSC currently reported as outstanding.

CUSIP No. 293712 10 5	13D	Page 5 of 5 Pages

Signatures

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2008
Meramec Enterprise Holdings, LLC

/s/ Kevin C. Eichner
By: Kevin C. Eichner, Manager

/s/ Kevin C. Eichner
Kevin C. Eichner